Exhibit 1.01

Superior Energy Services, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2017

This is the Conflict Minerals Report of Superior Energy Services, Inc. (including its subsidiaries, the “Company”) for calendar year 2017 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with Rule 13p-1, the Company performed due diligence on the source and chain of custody of conflict minerals used in manufacturing its products in 2017. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“conflict minerals”). For those limited products which were identified as containing conflict minerals, the Company then performed a Reasonable Country of Origin Inquiry (“RCOI”) designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

In conducting its due diligence, the Company applied guidance from the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (Second Edition, OECD 2013) and the related supplements on Tin, Tantalum, Tungsten and Gold (collectively, the “OECD Framework”), an internationally recognized due diligence framework. Based on the Company’s due diligence to date, the Company does not have sufficient information to determine the country of origin for the conflict minerals which have been identified in its analysis, or to confirm whether such conflict minerals originated from recycled or scrap sources. The Company reached this conclusion because it was unable to conclusively determine the origin of the conflict minerals contained in: (1) tungsten balls, which are used in its plunger lift equipment; and (2) carbide packers, slips and seats, which are used in certain of its well completion tools. This was due to a lack of information available from some of the Company’s suppliers regarding the origin of the conflict minerals contained in their products.

As a provider of a wide variety of services and products to the energy industry relating to the exploration, development and production of oil and natural gas, the Company is several levels removed from the actual mining, smelting and refining of conflict minerals. Furthermore, the Company does not buy raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. The Company must therefore rely on its suppliers to provide information regarding the origin of any conflict minerals they supply.

The Company’s due diligence measures were designed to identify products manufactured by the Company which may contain conflict minerals, and to then determine the source of these conflict minerals. The Company has taken the following steps to achieve these objectives:

1.	The Company distributed questionnaires internally to gather information regarding: (i) which products manufactured or contracted to be manufactured by the Company in 2017 contained conflict minerals; and (ii) the Company’s and its suppliers’ involvement in the manufacturing process of these products.

2.	The Company then conducted a RCOI utilizing a reporting template to track its communications with all 12 suppliers identified in step 1 above. The Company contacted each supplier and requested that they complete and return the industry standard Responsible Mineral Initiative’s (formerly the Conflict-Free Sourcing Initiative’s) Conflict Minerals Reporting Template (“RMI Reports”) in order to gather information on whether the suppliers added or used conflict minerals during the production of their products, and where the conflict minerals were sourced from.

3.	The Company reviewed each response provided by its suppliers. Multiple efforts were made to follow up with those suppliers who failed to respond or provided incomplete responses. 11 of the 12 suppliers (92%) provided responses to the Company’s requests, which represented a 26% improvement over the response rate in 2016.

All 11 of the responses received were completed RMI Reports. Additionally, the Company was able to find a Conflict Minerals Statement on the website of the one supplier who did not provide the Company with a response after multiple requests.

The majority of the responses received or collected (seven of 12) by the Company indicated that the suppliers either did not manufacture any products or did not use any conflict minerals in the manufacture of their products. Two suppliers indicated that they sourced conflict minerals from one or more of the Covered Countries while three suppliers indicated that the conflict minerals contained in their products were not sourced from any of the Covered Countries.

Of the two suppliers who indicated that they sourced conflict minerals from one or more of the Covered Countries, one supplier was able to confirm that the conflict minerals contained in its products were sourced from smelters who are on the RMAP Conformant Smelters & Refiners list managed by RMI. The other supplier was not able to gather sufficient information from its smelters to determine where its conflict minerals were sourced from as of the time of its response.

Despite having conducted a good faith RCOI and gathered a substantial amount of information from all 12 of its suppliers, the Company has been unable to conclusively determine the origin of the conflict minerals contained in certain of its well completion tools. The Company makes this determination due to a lack of information from some of its suppliers regarding the origin of the conflict minerals contained in their products.

The Company previously adopted its own conflict minerals policy (“Policy”) to support the ethical sourcing of all materials used in its supply chain. The Policy is publicly available online at https://superiorenergy.com/about/corporate-governance/conflict-minerals/. The Policy reflects the Company’s expectation that its suppliers perform their own due diligence and provide an appropriate level of information regarding where its materials originate from. The Company continued to promote the Policy to its suppliers in 2017.

The activities described above mitigated the risk that the Company’s conflict minerals benefited armed groups that are perpetrators of human rights abuses in the Covered Countries. In the next compliance period, the Company intends to (1) ask applicable suppliers what steps they have taken to identify potential risks, and (2) recommend that applicable suppliers affiliate themselves with groups such as RMI or Conflict Minerals Resource Center to support efforts towards supply chain transparency.

By continuing to implement the Company’s internal supply chain due diligence processes and driving accountability within the supply chain by communicating the Company’s expectations to suppliers, the Company hopes to further promote the ethical sourcing of all materials used in its supply chain.